[CORUS logo]

29 November 2006

Corus Group plc 2006 Third Quarter Results


Highlights

o Operating profit from continuing operations of (pound)171m compared to (pound)129m in the second quarter
o    Profit after tax increased to (pound)142m (Q2 2006: (pound)82m)
o    EPS increased to 15.76 pence (Q2 2006: 9.09 pence)
o Net debt*** reduced by (pound)518m to (pound)881m (Q2 2006: (pound)1,399m) following the completion of the sale of Corus' downstream aluminium rolled products and extrusions businesses during the quarter


  ------------------ --------------- --------------- -------------------------------------------- --------------- ---------------
         Q3 2006         Q2 2006         Q3 2005     (pound) millions unless stated                   9 months       9 months
                                                                                                    to 30 Sept       to 1 Oct
                                                                                                          2006           2005
  ------------------ --------------- --------------- -------------------------------------------- --------------- ---------------
                                                     Continuing operations**
  ------------------ --------------- --------------- -------------------------------------------- --------------- ---------------
             171             129              75     Group operating profit                                476            560
  ------------------ --------------- --------------- -------------------------------------------- --------------- ---------------
             235             193             144     EBITDA*                                               668            782
  ------------------ --------------- --------------- -------------------------------------------- --------------- ---------------
             168             126              72     Underlying operating profit*                          465            572
  ------------------ --------------- --------------- -------------------------------------------- --------------- ---------------
             117              73              32     Profit after taxation                                 223            372
  ------------------ --------------- --------------- -------------------------------------------- --------------- ---------------
                                                     All operations**
  ------------------ --------------- --------------- -------------------------------------------- --------------- ---------------
             142              82              50     Profit after taxation                                 269            387
  ------------------ --------------- --------------- -------------------------------------------- --------------- ---------------
           15.76            9.09            5.50     Earnings per share (pence)                          29.45          43.30
  ------------------ --------------- --------------- -------------------------------------------- --------------- ---------------
           (881)         (1,399)           (961)     Net debt at end of period***                        (881)          (961)
  ------------------ --------------- --------------- -------------------------------------------- --------------- ---------------

  * Excluding restructuring, impairment and disposals. Refer to note 12 for reconciliation to Group operating profit. The operating profit for the 9 months to 30 September 2006 includes a (pound)96m non-recurring pensions accounting credit
  ** The income statement has been presented to show the Aluminium rolled products and extrusions businesses as discontinued operations
  *** Includes (pound)145m due to the first time adoption of IFRIC 4 from January 2006 and (pound)268m associated with the adoption of IAS 32 and 39 in 2005



Commenting on the results, Philippe Varin, Chief Executive said;
"As expected, our financial performance has improved in the third quarter through a combination of better market conditions and further benefits from our Restoring Success programme that is now drawing to a conclusion. Overall, the commercial environment in the fourth quarter remains stable, however our profitability in this period will reflect seasonal production shutdowns and the blast furnace reline at IJmuiden."





                                  Corus Group plc 2006 Third Quarter Results   1

As required by IFRS 5 'Non Current Assets Held for Sale and Discontinued Operations', Corus' Aluminium rolled products and extrusions businesses have been classified as discontinued operations. These businesses were sold to Aleris International Inc on 1 August 2006. Turnover, group operating profit and profit before tax for all periods presented exclude the results of these businesses, which are now only shown as a single net amount in the consolidated income statement below profit after tax. This reclassification has required restatement of all comparative periods. Since 1 August 2006, turnover and cost of sales to these businesses, previously eliminated on consolidation, are now included as part of the Group's third quarter results.

Financial highlights
In the third quarter of 2006, profit after tax increased to (pound)142m, compared to (pound)82m in the second quarter of the year, of which (pound)117m related to continuing operations and (pound)25m to discontinued operations. Earnings per share (EPS) improved to 15.76p (Q2 2006: 9.09p). The third quarter result increased the profit after tax for the first nine months of 2006 to (pound)269m (EPS: 29.45p).

Continuing operations
Strong underlying demand in Europe, combined with inventories returning to normal levels, enabled price increases of between 7-12% to be secured during the third quarter of 2006. External turnover in the third quarter increased to (pound)2,489m (Q2 2006: (pound)2,405m) reflecting an 8% increase in average selling prices that more than offset 0.3mt lower deliveries as a result of the seasonal production breaks normally taken during this period.

The third quarter also contained the full impact of raw material cost increases, together with the initial impact of the 3 month reline of the no. 7 blast furnace at IJmuiden that commenced in September. Against this background, the Group's operating profit improved to (pound)171m, compared to (pound)129m in the second quarter of 2006.

The third quarter result increased the operating profit for the first nine months of the year to (pound)476m, compared to (pound)560m in 2005, reflecting a combination of 3% lower average selling prices and the significant increase in raw material and energy costs.

Net debt at the end of the third quarter of 2006 reduced by (pound)518m to (pound)881m (Q2 2006: (pound)1,399m) primarily attributable to the net cash proceeds of (pound)478m received from the sale of Corus' downstream aluminium businesses that completed on 1 August 2006.

Discontinued operations - Aluminium rolled products and extrusions businesses The disposal of the downstream aluminium businesses has resulted in a provisional profit on disposal of (pound)20m that is included within the (pound)25m profit after tax from discontinued operations reported in the third quarter of 2006. Under the terms of the share purchase agreement, the final consideration payable and profit on disposal remain subject to a net working capital adjustment to be agreed as part of the completion accounts.

Restoring Success
Target EBITDA benefits from the Group's Restoring Success programme, launched in June 2003, have been revised to (pound)635m per annum by the end of 2006, to reflect the disposal of the downstream aluminium businesses. At the end of September, annualised exit rate benefits of (pound)620m were secured and the Group remains confident that the target savings will be delivered in full.


                                  Corus Group plc 2006 Third Quarter Results   2

Post balance sheet events: forthcoming EGM and Court meeting
On 20 October 2006, the Boards of Tata Steel and Corus announced their agreement on the terms of the recommended acquisition of the entire issued and to be issued share capital of Corus at a price of 455 pence in cash for each Corus share, valuing Corus at (pound)4.3 billion.

On 17 November, CSN announced that it had approached the Board of Corus regarding a proposal to acquire the Company at a price of 475 pence per ordinary share in cash. Any potential offer is subject to certain pre-conditions, all of which CSN reserves the right to waive, including completion of confirmatory due diligence satisfactory to CSN, finalisation of financing arrangements and a recommendation from the Board of Corus.

Since the CSN announcement, Corus has made due diligence information available to CSN and has also made senior management available to expedite this process with a view to enabling CSN to satisfy its pre-conditions as quickly as possible. However to date, no formal offer has been received from or announced by CSN.

The Board of Corus has decided that it is in the best interests of Corus shareholders to allow CSN some additional time to satisfy its pre-conditions and to determine whether it will put forward a formal offer. In light of this, the Board intends to propose resolutions to shareholders at each of the EGM and the Court Meeting convened for 4 December 2006 to adjourn those meetings until 20 December 2006.

________________________________________________________________________________
Corus Group Plc (LSE/AEX: CS; NYSE: CGA) is one of the world's largest metal producers with annual turnover of (pound)9 billion and major operating facilities in the U.K., the Netherlands, Germany, France and Norway. Corus' four divisions comprising Strip Products, Long Products, Distribution & Building Systems and Aluminium provide innovative solutions to the construction, automotive, rail, general engineering and packaging markets worldwide. Corus has 41,100 employees in over 40 countries and sales offices and service centres worldwide. Combining international expertise with local customer service, the Corus brand represents quality and strength.
________________________________________________________________________________


The full report for the third quarter is attached to this press release. Copies of today's announcement are available on the Corus website: www.corusgroup.com.

Philippe Varin, Chief Executive Officer and David Lloyd, Chief Financial Officer, will host a conference call and webcast for the investment community, to discuss the Group's third quarter results at 10am London time on Wednesday, 29 November 2006. The conference call telephone number is +44 (0) 20 7138 0835. The webcast can be viewed at www.corusgroup.com/investor or www.cantos.com. For individuals unable to participate in the conference call, a telephone replay will be available from midday on Wednesday 29 November 2006 until Tuesday 5 December 2006. The telephone number for the replay service is +44 (0) 20 7806 1970. The passcode is 4180314#.





                                  Corus Group plc 2006 Third Quarter Results   3

Contacts:   Investor Relations:    Tel. +44 (0) 20 7717 4514/4501/4504
                                   Fax. +44 (0) 20 7717 4604
                                   e-mail: investor@corusgroup.com

            Corporate Relations:   Tel.  +44 (0) 20 7717 4532/4597
                                   Fax.  +44 (0) 20 7717 4316

            Brunswick Group        Tel.  +44 (0) 20 7404 5959

            Mailing address:       30 Millbank, London, SW1P 4WY, United Kingdom



Certain forward-looking statements
The Interim Results for the first nine months of 2006 contains certain forward-looking statements. These statements are subject to risks and uncertainties because they relate to events that may or will occur in the future and could cause actual results to differ materially from those expressed. Many of these risks and uncertainties relate to factors that are beyond Corus' ability to control or estimate precisely, such as future market and economic conditions, the actions of competitors, operational problems and the actions of government regulators. Although Corus believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. Corus undertakes no obligation to update or publicly revise forward-looking statements. All written, oral and electronic forward-looking statements attributable to Corus or persons acting on behalf of Corus are expressly qualified in their entirety by this cautionary statement.



                                  Corus Group plc 2006 Third Quarter Results   4

                                                                    [CORUS logo]





________________________________________________________________________________

Corus Group plc
Interim Report for the 9 months to 30 September 2006
________________________________________________________________________________


Contents

   2     Review of the period
  10     Consolidated income statement
  11     Consolidated balance sheet
  12     Statement of recognised income and expense
  12     Reconciliation of movements in equity
  13     Consolidated cash flow statement
  14     Reconciliation of net cash flow to movement in net debt
  14     Analysis of net debt
  15     Supplementary information
  22     Appendix 1







This Interim Report sets out the results for both the three months and nine months to 30 September 2006. Unless otherwise stated, comparisons are to the three months and nine months ended 1 October 2005. The information in this interim statement is unaudited and does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. The Board approved this document on 29 November 2006. The comparative figures for the financial year ended 31 December 2005 are not the Company's statutory accounts for that financial year. The comparative figures for this period have been restated in accordance with IFRS 5 'Non Current Assets Held for Sale and Discontinued Operations', explained on page 2 'Review of the period'. The statutory accounts have been reported on by the Company's auditors and delivered to the Registrar of Companies. The report of the auditors was unqualified and did not contain a statement under Section 237 (2) or (3) of the Companies Act 1985.



                                  Corus Group plc 2006 Third Quarter Results   1

Review of the period
As required by IFRS 5 'Non Current Assets Held for Sale and Discontinued Operations', Corus' Aluminium rolled products and extrusions businesses have continued to be classified as discontinued operations. The disposal of these businesses to Aleris International Inc. was completed on 1 August 2006. Turnover, group operating profit and profit before tax for all periods presented exclude the results of these businesses, which are only shown as a single net amount in the consolidated income statement below profit after tax. All comparative periods have been restated for the reclassification. Since 1 August 2006, turnover and cost of sales to these businesses, previously eliminated on consolidation, are now included as part of the Group's third quarter results.

Income statement
In the third quarter of 2006, Corus generated a profit after tax of (pound)142m (Q3 2005: (pound)50m), of which (pound)117m related to continuing operations (Q3 2005: (pound)32m) and (pound)25m to discontinued operations (Q3 2005:
(pound)18m). This increased the profit after tax for the nine months ended 30 September 2006 to (pound)269m (2005: (pound)387m) and basic earnings per share to 29.45p (2005: 43.30p).

Continuing operations
Q3 2006 v Q2 2006 comparison
In the third quarter of 2006, external turnover was (pound)2,489m (Q2 2006:
(pound)2,405m) reflecting an 8% increase in average selling prices that more than offset 5% lower deliveries at 5.2mt (Q2 2006: 5.5mt) driven by seasonal production breaks normally taken during the period.

Operating costs increased by 2% to (pound)2,318m (Q2 2006: (pound)2,276m). The third quarter included the full impact of 2006 raw material cost increases offset by lower production volumes, including the impact of the 3-month reline of blast furnace no.7 at IJmuiden that began in September, together with further benefits from the Restoring Success programme. Against this background, the Group generated an operating profit of (pound)171m compared to (pound)129m in the second quarter.

Net finance costs at (pound)17m reduced by (pound)11m compared to the second quarter, reflecting the significant reduction in net debt following the receipt of the cash proceeds from the sale of the Aluminium rolled products and extrusions businesses.

The Group's share of post-tax profits of joint ventures and associates increased to (pound)9m (Q2 2006: (pound)5m) reflecting the (pound)4m profit that arose on the disposal of the Group's 50% interest in Lusosider Projectos Siderurgicos SA (see `Acquisitions and disposals' on page 8).

The net tax charge of (pound)46m (Q2 2006: (pound)33m) related entirely to the Group's overseas operations.

9 months comparison 2006 v 2005
Group turnover in the first nine months of 2006 at (pound)7,183m was 3% higher when compared to the previous year (2005: (pound)6,958m). Selling prices were on average some 3% lower than 2005 as price increases in the second and third quarters of 2006 have only partially reversed the significant reduction in selling prices experienced during the second



                                  Corus Group plc 2006 Third Quarter Results   2
half of last year. The reduction in average selling prices was however, more than offset by a 7% increase in total deliveries to 15.9mt (2005: 14.9mt) including an additional 0.6mt of slab supplied from Teesside under the off-take agreement completed in January 2005.

Operating costs in the nine months were (pound)6,707m and included a (pound)96m non-recurring pension credit, primarily related to the revised contribution and benefits framework of the British Steel Pension Scheme (BSPS) agreed in February 2006. Excluding this pension credit, operating costs increased by 6% (2005:
(pound)6,398m) and reflected the impact of increased input costs, particularly coal, iron ore, energy and zinc, which together with higher production volumes more than offset savings from the Group's Restoring Success programme. The result also included the impact of commissioning costs at Engineering Steels that have significantly affected manufacturing performance in the first nine months of 2006.

Group operating profit in the nine months was (pound)476m (2005: (pound)560m) and included a net charge for restructuring and impairment costs of (pound)20m (2005: (pound)30m) mainly associated with the rationalisation of satellite UK operations of the Long Products and Strip Products divisions. Operating profit also included profit on the sale of fixed assets and group undertakings of (pound)31m (2005: (pound)18m). This primarily related to profit on disposal of surplus land offset by a loss on disposal of the Cogent Power lamination businesses in the second quarter of 2006.

Net finance costs in the nine months increased by (pound)93m to (pound)161m (2005: (pound)68m), reflecting the (pound)87m premium paid in March to redeem the (pound)150m 11.5% debenture due 2016. Net finance costs also included a (pound)14m charge in relation to the fair value of the equity option within the Group's convertible bonds (2005: (pound)3m gain).

The share of post-tax profits of joint ventures and associates in the nine months increased to (pound)15m (2005: nil).

The net tax charge was (pound)107m (2005: (pound)120m) and related entirely to the Group's overseas operations.

Profit after taxation: discontinued operations - Aluminium rolled products and extrusions businesses
On 1 August 2006, Corus completed the sale of its downstream Aluminium rolled products and extrusions businesses to Aleris International Inc. for a gross consideration of (pound)566m. The net proceeds after deducting pension liabilities, net debt and minority interests were (pound)478m. In accordance with IFRS 5, these businesses have been classified as discontinued operations. The results of these businesses are summarised in note 8 on page 19. In the third quarter of 2006, the profit after tax of (pound)25m (Q2 2006: (pound)5m) included a provisional (pound)20m profit on disposal (see note 9 on page 19). This increased the profit after tax for the nine months of 2006 to (pound)46m (2005: (pound)15m). Under the terms of the share purchase agreement, the final consideration payable and profit on disposal remain subject to a net working capital adjustment to be agreed as part of the completion accounts.

Cash flow and net debt

Net cash flow from operating activities
Net cash flow from operating activities of (pound)150m during the third quarter compared to an outflow of (pound)255m in the first six months of 2006. The quarterly operating profit of (pound)171m and depreciation and amortisation of (pound)70m more than offset higher working capital requirements of (pound)42m attributable to the impact of higher selling prices on trade receivables.



                                  Corus Group plc 2006 Third Quarter Results   3

The inflow in the third quarter reduced the total outflow for the first nine months of the year to (pound)105m. Working capital requirements in this period have been significant at (pound)416m, reflecting a combination of an increase in trade receivables and the build-up of slab inventory ahead of the blast furnace reline at IJmuiden that began in September 2006. In addition to normal interest and tax payments, the nine months also included the (pound)87m premium paid to redeem the (pound)150m debenture redeemed during the first quarter of the year.

Net cash flow from investing activities
The inflow during the third quarter of (pound)326m included the cash proceeds received on disposal of the Aluminium rolled products and extrusions businesses. The net inflow for the nine month period of (pound)197m also reflects capital expenditure of (pound)281m, partially offset by disposal proceeds from the sale of surplus land and other investments.

Net cash flow from financing activities
The cash outflow on financing activities during the third quarter was (pound)13m and included the redemption of the outstanding guaranteed bonds due 2006 not previously redeemed in the tender offer made in 2004 and the repayment of preference shares held by SSAB Tunnplat AB, as part of Corus' acquisition of the 25% minority share of Cogent Power Limited. This took the outflow for the first nine months of 2006 to (pound)211m, including the redemption of the nominal value of the (pound)150m debenture, explained above and the payment of the interim dividend of (pound)44m earlier in the year.

Overall, net cash and cash equivalents, including foreign exchange rate changes, in the third quarter of 2006 have increased by (pound)461m, reducing the nine month outflow to (pound)123m.

Net debt
Net debt was (pound)881m at the end of September 2006 (Q3 2005: (pound)961m) and included a (pound)145m initial increase due to the adoption of IFRIC 4 from January 2006. IFRIC 4 'Determining whether an Arrangement contains a Lease' has resulted in a number of long-term supply arrangements being treated as finance leases. Comparative numbers for 2005 have not been restated for IFRIC 4. Net debt also includes (pound)268m associated with the adoption of IAS 32 and 39 in 2005 that require drawings under the Group's receivables securitisation programme to be treated as debt.

The increase in net debt when compared to the year-end position of (pound)821m was primarily driven by the impact of adopting IFRIC 4, combined with the premium paid to redeem the (pound)150m debenture and the significant build-up of working capital outlined above, offset by the (pound)478m cash proceeds from the disposal of the Aluminium rolled products and extrusions businesses and (pound)21m of external debt transferred as part of this transaction.

Balance sheet: net retirement benefit assets
As at 30 September 2006, net assets increased to (pound)3,616m compared to (pound)3,435m at 1 October 2005 and (pound)3,378m at 31 December 2005. In addition to the profit after tax in the period, the increase in net assets also reflected a net retirement benefit asset of (pound)52m at 30 September 2006, compared to net liabilities of (pound)224m at 1 October 2005 and (pound)284m at the year-end. During the first nine months the surplus on the British Steel Pension Scheme increased to (pound)243m, driven by a combination of a recovery in bond yields used to discount scheme liabilities, equity market performance and the reduction in future liabilities secured as part of the new framework and benefits agreement with pension trustees, related to this scheme.



                                  Corus Group plc 2006 Third Quarter Results   4

Share consolidation
At Corus' AGM on 9 May 2006, shareholders approved the consolidation of Corus' existing share capital. One new ordinary share of 50 pence has now been issued for every 5 existing ordinary shares of 10 pence. The new 50 pence ordinary shares began trading on Monday 15 May 2006 at an opening price of 5 times the closing price on the previous Friday. Earnings per share has been restated for this share consolidation.

Divisional performance
The Group structure comprises four operating divisions - Strip Products, Long Products, Distribution & Building Systems and Aluminium. The main components of these divisions are noted in Appendix 1 of this release on page 22.

Strip Products Division

         Q3 2006       Q2 2006        Q3 2005  (pound) millions unless stated                        9 months to 30    9 months to
                                                                                                          Sept 2006     1 Oct 2005
----------------- ------------- -------------- --------------------------------------------------- ----------------- --------------
           1,356         1,333          1,195  Turnover                                                       4,029          3,919
----------------- ------------- -------------- --------------------------------------------------- ----------------- --------------
           2,802         2,927          2,715  Deliveries (kt)                                                8,698          8,441
----------------- ------------- -------------- --------------------------------------------------- ----------------- --------------
             112            81             93  Operating profit                                                 298            500
----------------- ------------- -------------- --------------------------------------------------- ----------------- --------------
             120            87             97  Operating profit                                                 313            507

                                               (before restructuring, impairment and disposals)

Q3 2006 v Q2 2006
o Gross turnover in the third quarter increased by 2% to (pound)1,356m. Announced selling prices of between 7-12% were secured on non-contract business resulting in a 6% increase in average revenue per tonne in the quarter. Deliveries were however, some 4% lower at 2.8mt (Q2 2006: 2.9mt) reflecting the impact of seasonal production breaks normally taken during this period.
o Excluding restructuring and impairment costs and disposal profits, the underlying operating profit improved to (pound)120m, compared to (pound)87m in the second quarter, due primarily to higher selling prices which more than offset lower deliveries, increased raw material costs and the initial impact of the 3-month reline of blast furnace no. 7 at IJmuiden that began in September.
o During the quarter, good progress has been made in increasing steel production at Port Talbot to 4.7mt by the end of 2006. The Division remains confident that the projected benefits from the restructuring project will be delivered.

     9 months comparison 2006 v 2005
o Gross turnover in the nine month period increased by 3% to (pound)4,029m (2005: (pound)3,919m) reflecting an increase in deliveries to 8.7mt (2005:
     8.4mt) due in part to an increase in steel production at Port Talbot under the UK restructuring programme. Price increases secured in the second and third quarters of 2006 after the significant reductions in selling prices seen in the second half of 2005 have resulted in average revenue per tonne for the 9 months remaining broadly unchanged year on year.
o The operating profit, excluding restructuring and impairment costs and disposal profits, was (pound)313m, compared to (pound)507m in 2005, reflecting the impact of significantly higher raw material and energy costs that more than offset the benefit of increased deliveries and Restoring Success.




                                  Corus Group plc 2006 Third Quarter Results   5

Long Products Division

         Q3 2006       Q2 2006        Q3 2005  (pound) millions unless stated                        9 months to 30    9 months to
                                                                                                          Sept 2006     1 Oct 2005
----------------- ------------- -------------- --------------------------------------------------- ----------------- --------------
             652           702            597  Turnover                                                       2,002          2,041
----------------- ------------- -------------- --------------------------------------------------- ----------------- --------------
           1,711         1,933          1,659  Deliveries (kt)                                                5,496          5,387
----------------- ------------- -------------- --------------------------------------------------- ----------------- --------------
              13            34              5  Operating profit                                                  18             96
----------------- ------------- -------------- --------------------------------------------------- ----------------- --------------
              11            26              3  Operating profit                                                  11            108

                                               (before restructuring, impairment and disposals)

     Q3 2006 v Q2 2006
o Gross turnover at (pound)652m (Q2 2006: (pound)702m) reduced by 7% in the third quarter reflecting 0.2mt lower deliveries at 1.7mt as a result of seasonal production breaks. The impact of lower deliveries was partially offset by a 5% increase in average selling prices.
o Good progress continued to be made with the first phase of the (pound)130m investment announced last year to improve the competitive position of sections, rail and wire rod. Rail production at Workington ended in August and rolling at Scunthorpe remains on schedule to commence before the end of the year. However, commissioning of this new equipment, combined with the ongoing commissioning at Engineering Steels, has adversely affected manufacturing performance during the quarter.
o The operating profit, excluding restructuring and impairment costs and disposal profits, was (pound)11m (Q2 2006: (pound)26m) with the impact of higher selling prices being more than offset by lower production and deliveries, higher raw material costs and the commissioning and work-up costs associated with new investments.

     9 months comparison 2006 v 2005
o Gross turnover at (pound)2,002m was 2% lower than 2005 driven by a 4% reduction in average selling prices that reached their lowest point in the first quarter of 2006. This was partially offset by an increase of 2% in deliveries to 5.5mt (2005: 5.4mt).
o The commissioning of new assets at Engineering Steels remains challenging in part due to the complex, high value product mix, with an estimated impact of some (pound)50m in the first nine months of 2006. However the division is confident that the projected benefits from the restructuring project will be delivered.
o Excluding restructuring and impairment costs and disposal profits, the division generated a profit of (pound)11m (2005: (pound)108m), reflecting the impact of commissioning new assets, higher operating costs, particularly raw materials and energy and lower selling prices, particularly for commodity grade products.




Distribution & Building Systems Division

         Q3 2006       Q2 2006        Q3 2005  (pound) millions unless stated                           9 months to    9 months to
                                                                                                       30 Sept 2006     1 Oct 2005


                                  Corus Group plc 2006 Third Quarter Results   6

             834           760            696  Turnover                                                       2,274          2,281
----------------- ------------- -------------- --------------------------------------------------- ----------------- --------------
           1,713         1,719          1,600  Deliveries (kt)                                                4,894          4,937
----------------- ------------- -------------- --------------------------------------------------- ----------------- --------------
              29            19              6  Operating profit                                                  60             34
----------------- ------------- -------------- --------------------------------------------------- ----------------- --------------
              30            18              1  Operating profit                                                  51             31

                                               (before restructuring, impairment and disposals)

     Q3 2006 v Q2 2006
o Gross turnover in the third quarter increased by 10% to (pound)834m entirely attributable to a 10% increase in average selling prices as market conditions improved significantly. Total deliveries remained unchanged as the seasonal reduction in European sales from the distribution businesses was offset by increased sales from the international trading and projects businesses.
o Third quarter operating profit before restructuring and impairment costs and disposal profits increased to (pound)30m (Q2 2006: (pound)18m) reflecting the increase in selling prices and windfall price gains on inventory.

     9 months comparison 2006 v 2005
o Gross turnover at (pound)2,274m was broadly in line with 2005. The improvement in market conditions throughout 2006 led to prices recovering from the significant falls seen in the second half of last year resulting in a 1% increase in average revenue per tonne.
o The operating profit, excluding restructuring and impairment costs and disposal profits, was (pound)51m, compared to (pound)31m in 2005, reflecting improved market conditions, particularly in the European distribution and building systems businesses and a better sales mix in the international trading and projects businesses.


Aluminium Division: continuing operations
Corus' aluminium smelting operations were not part of the transaction with Aleris International Inc. and remain within the Group. The following results therefore relate to the activities of the Group's smelting and metal trading operations only. Sales to the rolled products and extrusions businesses were eliminated on consolidation, however following their disposal on 1 August 2006, sales to these businesses are included within external Group turnover. In 2005, eliminated sales to those businesses totalled (pound)213m.

                                                                                                                          Restated
                                     Restated                                                        9 months to 30    9 months to
         Q3 2006       Q2 2006        Q3 2005  (pound) millions unless stated                             Sept 2006     1 Oct 2005
----------------- ------------- -------------- --------------------------------------------------- ----------------- --------------
              80            28             24  Turnover                                                         138             72
----------------- ------------- -------------- --------------------------------------------------- ----------------- --------------
              49            21             23  Deliveries (kt)                                                   92             73
----------------- ------------- -------------- --------------------------------------------------- ----------------- --------------
             (4)          (11)           (23)  Operating loss                                                  (16)            (9)
----------------- ------------- -------------- --------------------------------------------------- ----------------- --------------
             (4)          (11)           (23)  Operating loss                                                  (16)            (9)

                                               (before restructuring, impairment and disposals)


     Q3 2006 v Q2 2006


                                  Corus Group plc 2006 Third Quarter Results   7

o Gross turnover in the third quarter at (pound)80m (Q2 2006: (pound)28m) now includes sales to the rolled products and extrusions businesses sold on 1 August 2006 that were previously eliminated on consolidation.
o The operating loss for the third quarter of 2006 reduced to (pound)4m (Q2 2006: (pound)11m loss) and included a (pound)1m credit (Q2 2006: (pound)6m charge) for the IAS 39 treatment of the long-term electricity contract at the Voerde smelter.
o Negotiations to secure a competitive electricity contract for the Aldel smelter in the Netherlands continue.

     9 months comparison 2006 v 2005

o Gross turnover was (pound)138m (2005: (pound)72m) and has been similarly affected by the disposal of the rolled products and extrusions businesses.
o The underlying operating loss in the nine month period, excluding restructuring and impairment costs and disposal profits, was (pound)16m, compared to (pound)9m in 2005. The benefit of significantly higher selling prices, driven by the higher LME metal price, was more than offset by the impact of higher energy and alumina costs.

Central and other
Certain other costs are not allocated to divisions, including stewardship, corporate governance and country holdings, Group consolidation entries; and other non-recurring costs. Central items reflect a net credit of (pound)116m in the first nine months of 2006, including the (pound)96m pension credit explained above. This compared to a net cost of (pound)61m in the first nine months of 2005. In addition to the pension credit, the improvement in central items also reflected the benefit of positive exchange rate changes, lower financing and self-insurance costs and the sale of surplus emission rights. Central items in the third quarter of 2006, excluding restructuring, impairment costs and disposal profits, were a net credit of (pound)11m compared to a net credit of (pound)6m in the second quarter.

Acquisitions and disposals
On 31 August 2006, Corus completed the purchase of the 25% holding of SSAB Tunnplat AB in Cogent Power Limited for a consideration of (pound)20m ((pound)10m for SSAB's minority interest and (pound)10m for the repurchase of preference shares and debt). Cogent was already a 75% owned subsidiary of Corus and became a wholly owned subsidiary on completion.

On 1 August 2006, Corus completed the sale of its downstream Aluminium rolled products and extrusions businesses to Aleris International Inc. for a gross consideration of (pound)566m. The net proceeds received to date after deducting pension liabilities, net debt and minority interests were (pound)478m. The final consideration payable remains subject to an adjustment based upon the finalisation of the net working capital delivered and net debt transferred to be agreed as part of the completion accounts drawn up by Corus.

On 3 July 2006 Corus completed the sale to Companhia Siderurgica Nacional (CSN) of its 50% share in Lusosider Projectos Siderurgicos SA, a Portuguese company producing pickled hot rolled, cold rolled, hot-dip galvanised and tin plate steel, for a consideration of (euro)25m (approximately (pound)17m).




Accounting policies



                                  Corus Group plc 2006 Third Quarter Results   8

These unaudited consolidated financial statements for the nine months ended 30 September 2006 have been prepared in accordance with the listing rules of the Financial Services Authority and apply the accounting policies set out in the Report and Accounts 2005, on pages 96 to 103. However, during 2006 an amendment to IAS 39 'Financial guarantee contracts' and IFRIC 4 'Determining whether an Arrangement contains a Lease' have been implemented. The amendment to IAS 39 has no material effect on either the current or prior periods. IFRIC 4, which has been adopted from 1 January 2006 with no prior period restatement, resulted in the recognition of additional finance lease obligations of (pound)145m and additional property, plant and equipment of (pound)142m, thereby reducing opening net equity by (pound)3m. These represent specific assets used to service certain long-term supply arrangements. The adoption of IFRIC 4 was also recognised in the unaudited quarterly consolidated financial statements for the three months ended 1 April 2006 and for the three months ended 1 July 2006.


Post balance sheet event
On 20 October 2006, the Boards of Tata Steel and Corus announced their agreement on the terms of the recommended acquisition of the entire issued and to be issued share capital of Corus at a price of 455 pence in cash for each Corus share, valuing Corus at (pound)4.3 billion.

On 17 November, CSN announced that it had approached the Board of Corus regarding a proposal to acquire the Company at a price of 475 pence per ordinary share in cash. Any potential offer is subject to certain pre-conditions, all of which CSN reserves the right to waive, including completion of confirmatory due diligence satisfactory to CSN, finalisation of financing arrangements and a recommendation from the Board of Corus.

Since the CSN announcement, Corus has made due diligence information available to CSN and has also made senior management available to expediate this process with a view to enabling CSN to satisfy its pre-conditions as quickly as possible. However to date, no formal offer has been received from or announced by CSN.

The Board of Corus has decided that it is in the best interests of Corus shareholders to allow CSN some additional time to satisfy its pre-conditions and to determine whether it will put forward a formal offer. In light of this, the Board intends to propose resolutions to shareholders at each of the EGM and the Court Meeting convened for 4 December 2006 to adjourn those meetings until 20 December 2006.





                                  Corus Group plc 2006 Third Quarter Results   9

Consolidated income statement

                                                                                                                          Restated
                                         Restated                                                       Unaudited        unaudited
      Unaudited        Unaudited        unaudited                                                        9 months         9 months
        Q3 2006          Q2 2006          Q3 2005                                                      to 30 Sept         to 1 Oct
       (pound)m         (pound)m         (pound)m                                           Note             2006             2005
                                                                                                         (pound)m         (pound)m

          2,489            2,405            2,126     Group turnover                         1              7,183            6,958

        (2,318)          (2,276)          (2,051)     Total operating costs                  3            (6,707)          (6,398)
---------------    -------------    -------------                                                     -------------     ------------

            171              129               75     Group operating profit                 5                476              560

           (23)             (32)             (31)     Finance costs                          6              (183)             (92)

            6                4                 10     Finance income                         6                 22               24


            9                                         Share of post-tax profits/(losses)
                             5                (1)     of joint ventures and associates                         15                -

---------------    -------------    -------------                                                     -------------     ------------

          163              106                 53     Profit before taxation                                  330              492

         (46)             (33)               (21)     Taxation                               7              (107)            (120)
---------------    -------------    -------------                                                     -------------     ------------

          117               73                 32     Profit after taxation from                              223              372
                                                      continuing operations

           25                9                 18     Profit after taxation from             8                 46               15
                                                      discontinued operations

---------------    -------------    -------------                                                     -------------     ------------
          142               82                 50     Profit after taxation                                   269              387
===============    =============    =============                                                     =============     ============

                                                      Attributable to:
          141               81                 50     Equity holders of the parent                            263              385
            1                1                  -     Minority interests                                        6                2

---------------    -------------    -------------                                                     -------------     ------------
          142               82                 50                                                             269              387
===============    =============    =============                                                     =============     ============

                                                      Earnings per share
        15.76p            9.09p             5.50p     Basic earnings per ordinary share       14           29.45p           43.30p
===============    =============    =============                                                     =============     ============
        14.84p            8.08p             5.30p     Diluted earnings per ordinary share                  29.17p           40.30p
===============    =============    =============                                                     =============     ============



                                 Corus Group plc 2006 Third Quarter Results   10

Consolidated balance sheet


                                                                        Unaudited             Unaudited                Audited
                                                                          30 Sept                 1 Oct                 31 Dec
                                                                             2006                  2005                   2005
                                                                         (pound)m              (pound)m               (pound)m
Non-current assets
Goodwill                                                                       72                    82                     83
Other intangible assets                                                        53                    47                     56
Property, plant and equipment                                               2,663                 2,781                  2,820
Equity accounted investments                                                   81                    99                     95
Other financial investments                                                    71                   118                    113
Other financial assets                                                          8                     -                      -
Retirement benefit assets                                                     315                   284                    157
Deferred tax assets                                                           165                   177                    172
                                                                 ------------------    ------------------     ------------------
                                                                                                              ------------------
                                                                            3,428                 3,588                  3,496
                                                                 ------------------    ------------------     ------------------
Current assets
Inventories                                                                 1,910                 1,903                  1,954
Trade and other receivables                                                 1,713                 1,625                  1,512
Current tax assets                                                             13                     -                     21
Other financial assets                                                         43                    78                     85
Cash and short term deposits                                                  733                   917                    871
                                                                 ------------------    ------------------     ------------------
                                                                            4,412                 4,523                  4,443
                                                                 ------------------    ------------------     ------------------
Assets held for sale                                                            -                     -                      3
                                                                 ------------------    ------------------     ------------------
                                                                            4,412                 4,523                  4,446
                                                                 ------------------    ------------------     ------------------
TOTAL ASSETS                                                                7,840                 8,111                  7,942
                                                                 ------------------    ------------------     ------------------

Current liabilities
Short term borrowings                                                       (355)                 (555)                  (384)
Trade and other payables                                                  (1,690)               (1,735)                (1,844)
Current tax liabilities                                                     (121)                  (44)                   (79)
Other financial liabilities                                                 (119)                  (13)                   (38)
Retirement benefit obligations                                                (1)                   (5)                    (5)
Short term provisions and other liabilities                                  (82)                 (130)                  (117)
                                                                 ------------------    ------------------     ------------------
                                                                          (2,368)               (2,482)                (2,467)
                                                                 ------------------    ------------------     ------------------

Non-current liabilities
Long term borrowings                                                      (1,259)               (1,323)                (1,308)
Deferred tax liabilities                                                    (117)                 (154)                  (126)
Retirement benefit obligations                                              (262)                 (503)                  (436)
Provisions for liabilities and charges                                      (103)                 (119)                  (116)
Other non-current liabilities                                                (44)                  (29)                   (46)
Deferred income                                                              (71)                  (66)                   (65)
                                                                 ------------------    ------------------     ------------------
                                                                          (1,856)               (2,194)                (2,097)
                                                                 ------------------    ------------------     ------------------
TOTAL LIABILITIES                                                         (4,224)               (4,676)                (4,564)
                                                                 ------------------    ------------------     ------------------
NET ASSETS                                                                 3,616                 3,435                  3,378
                                                                 ==================    ==================     ==================

Equity
Called up share capital                                                     1,701                 1,697                  1,697
Share premium account                                                         186                   172                    173
Other reserves                                                                329                   255                    283
Consolidated reserves                                                       1,396                 1,283                  1,199
                                                                 ------------------    ------------------     ------------------
Equity attributable to equity holders of parent                             3,612                 3,407                  3,352
Minority interests                                                              4                    28                     26
                                                                 ------------------    ------------------     ------------------
TOTAL EQUITY                                                                3,616                 3,435                  3,378
                                                                 ==================    ==================     ==================





                                 Corus Group plc 2006 Third Quarter Results   11

Statement of recognised income and expense

                                                                                                     Unaudited
                                                                                                      9 months        Unaudited 9
    Unaudited         Unaudited       Unaudited                                                     to 30 Sept        months to 1
      Q3 2006           Q2 2006         Q3 2005                                                           2006           Oct 2005
     (pound)m          (pound)m        (pound)m                                                       (pound)m           (pound)m

        (173)             (61)               87      Actuarial (losses)/gains on defined                    61               (63)
                                                     benefit plans
           10                8                -      Movement on fair values of cash flow                 (10)                 37
                                                     hedges
         (12)                -                -      Transfer of cash flow hedge reserves on              (12)                  -
                                                     disposals
            8                -                -      Transfer of deferred tax on cash flow                   8                  -
                                                     hedge reserves on disposals
            -                -                4      Movement on revaluation of available for              (6)                  6
                                                     sale investments
            1              (6)             (23)      Deferred tax on items taken directly to                 9                  9
                                                     reserves
          (1)              (1)                -      Revaluation of goodwill due to exchange               (1)                (3)
         (23)             (20)               12      Exchange movements on currency net                   (32)               (26)
                                                     investments
          (1)                -                -      Transfer of cumulative foreign exchange                                    -
                                                     on disposals                                          (1)
---------------    -------------    -------------                                                  -------------    -------------
        (191)             (80)               80      Net (expense)/income recognised directly               16               (40)
                                                     in equity

          142               82               50      Profit after taxation                                 269                387

---------------    -------------    -------------                                                  -------------    -------------
         (49)                2              130      Total recognised (expense)/income for                 285                347
                                                     the period

            -                -                -      Adoption of IAS 32 and IAS 39                           -                 16
            -                -                -      Adoption of IFRIC 4 attributable to                   (3)                  -
                                                     equity holders of the parent

---------------    -------------    -------------                                                  -------------    -------------
         (49)                2              130                                                            282                363
===============    =============    =============                                                  =============    =============

                                                     Total recognised (expense)/income for
                                                     the period attributable to:

         (50)                2              130      Equity holders of the parent                          280                345
            1                -                -      Minority interests                                      5                  2

---------------    -------------    -------------                                                  -------------    -------------
         (49)                2              130                                                            285                347
===============    =============    =============                                                  =============    =============
                                                     Adoption of IAS 32 and IAS 39
                                                     attributable to:

            -                 -               -      Equity holders of the parent                            -                 24
            -                 -               -      Minority interests                                      -                (8)

---------------    -------------    -------------                                                  -------------    -------------
            -                 -               -                                                              -                 16
===============    =============    =============                                                  =============    =============

Reconciliation of movements in equity

                                                                      Unaudited               Unaudited                Audited
                                                                   30 Sept 2006              1 Oct 2005                   2005
                                                                       (pound)m                (pound)m               (pound)m

Total equity at beginning of period                                       3,378                   3,058                  3,058
Adoption of IAS 32 and IAS 39                                                 -                      16                     16
Adoption of IFRIC 4                                                         (3)                       -                      -
                                                                 ------------------    ------------------     ------------------
Total equity at beginning of period - restated                            3,375                   3,074                  3,074
Total recognised income attributable to equity holders of                   280                     345                    307
the parent
Issue of conditional share awards                                            10                       8                     12
New shares issued                                                            17                       5                      6
Dividends paid                                                             (44)                       -                   (22)
Minority interests                                                         (22)                       3                      1
                                                                 ------------------    ------------------     ------------------
Total equity at end of period                                             3,616                   3,435                  3,378
                                                                 ==================    ==================     ==================



                                 Corus Group plc 2006 Third Quarter Results   12

Consolidated cash flow statement

                                                                                          Note         Unaudited          Unaudited
                                                                                                        9 months           9 months
    Unaudited         Unaudited     Unaudited                                                         to 30 Sept           to 1 Oct
      Q3 2006          Q2 2006        Q3 2005                                                               2006               2005
     (pound)m         (pound)m       (pound)m                                                           (pound)m           (pound)m
                                                     Operating activities
          164               74             348       Cash generated from operations        10                 82                648
         (18)             (45)            (16)       Interest paid                                          (76)               (87)
            -                -               -       Premium paid on redemption of                          (87)                  -
                                                     debenture
          (2)              (3)               -       Interest element of finance lease                       (7)                (1)
                                                     rental payments
            -                -               -       UK corporation tax received                               1                  4
            6             (22)            (67)       Taxation received/(paid)                               (18)              (180)
---------------    -------------    ------------                                                     -------------     -------------
          150                4             265       Net cash flow from operating                          (105)                384
                                                     activities
---------------    -------------    ------------                                                     -------------     -------------

                                                     Investing activities
         (95)             (84)            (88)       Purchase of property, plant and                       (281)              (269)
                                                     equipment
           24                2               7       Sale of property, plant and                              41                 16
                                                     equipment
          (3)              (5)             (4)       Purchase of other intangible                           (12)               (18)
                                                     assets
          (1)                8            (10)       (Purchase)/sale of other fixed                          (1)               (42)
                                                     asset investments
            4               24               -       Sale of other investments                                40                  -
          (1)                -               -       Loans to joint ventures and                             (1)                  -
                                                     associates
            1                -               -       Repayment of loans from joint                             1                  -
                                                     ventures and associates
          383                -               -       Sale of Aluminium rolled products     9                 383                  -
                                                     and extrusions businesses
          (1)                1               2       Sale of other subsidiary                                  -                 21
                                                     undertakings and businesses
         (10)                -               -       Acquisition of minority interests                      (10)                  -
            6                -               -       Sale of joint ventures and                                6                  -
                                                     associates
            7                3               8       Interest received                                        19                 20
            4                5               -       Dividends from joint ventures and                        12                  7
                                                     associates
            8              (4)               1       Sale/(purchase) of short term                             -                 11
                                                     investments
---------------    -------------    ------------                                                     -------------     -------------
          326             (50)            (84)       Net cash flow from investing                            197              (254)
                                                     activities
---------------    -------------    ------------                                                     -------------     -------------

                                                     Financing activities
           14                2               1       Issue of new shares                                      17                  5
            2                2               1       Proceeds from borrowings                                 11                  3
         (23)                -             (2)       Repayment of borrowings                               (173)               (10)
          (6)             (10)               -       Capital element of finance lease                       (22)                (1)
                                                     rental payments
            -             (44)               -       Dividends paid                                         (44)                  -
---------------    -------------    ------------                                                     -------------     -------------
         (13)             (50)               -       Net cash flow from financing                          (211)                (3)
                                                     activities
---------------    -------------    ------------                                                     -------------     -------------

          463             (96)             181       Net movement in cash and cash                         (119)                127
                                                     equivalents
          241              340             499       Cash and cash equivalents at                            825                557
                                                     beginning of period
          (2)              (3)               -       Effect of foreign exchange rate                         (4)                (4)
                                                     changes
---------------    -------------    ------------                                                     -------------     -------------
          702              241             680       Cash and cash equivalents at end                        702                680
                                                     of period
===============    =============    ============                                                     =============     =============

                                                     Cash and cash equivalents
                                                     comprise:
          733              299             917       Cash and short term deposits                            733                917
         (31)             (58)           (237)       Bank overdrafts                                        (31)              (237)
---------------    -------------    ------------                                                     -------------     -------------
          702              241             680                                                               702                680
===============    =============    ============                                                     =============     =============

During the first nine months of 2006, discontinued operations absorbed (pound)19m (2005: contributed (pound)60m) of the net cash flow from operating activities, absorbed (pound)21m (2005: absorbed (pound)36m) to net cash flow from investing activities and contributed (pound)55m (2005: absorbed (pound)42m) to net cash flow from financing activities.


                                 Corus Group plc 2006 Third Quarter Results   13

Reconciliation of net cash flow to movement in net debt

                                                                                                      Unaudited            Unaudited
    Unaudited          Unaudited        Unaudited                                                   9 months to          9 months to
      Q3 2006            Q2 2006          Q3 2005                                                  30 Sept 2006           1 Oct 2005
     (pound)m           (pound)m         (pound)m                                                      (pound)m             (pound)m


          463              (96)              181      Movement in cash and cash                          (119)                  127
                                                      equivalents
          (8)                 4              (1)      Movement in short term                                 -                 (11)
                                                      investments
           27                 8                1      Movement in borrowings                               184                    8
---------------     -------------    -------------                                                --------------      --------------

          482              (84)              181      Change in net debt resulting                          65                  124
                                                      from cash flows in period
           21                 -                -      Disposal of debt in subsidiary                        21                    -
                                                      undertakings and businesses
           17                 7             (10)      Exchange rate movements                                9                   33
          (2)               (3)              (1)      Other non-cash changes                              (10)                  (8)
---------------     -------------    -------------                                                --------------      --------------

          518              (80)              170      Movement in net debt during the                       85                  149
                                                      period

      (1,399)           (1,319)          (1,131)      Net debt at beginning of the                       (821)                (842)
                                                      period

            -                 -                -      Adoption of IAS 32 and IAS 39 on                       -                (268)
                                                      2 January 2005
            -                 -                -      Adoption of IFRIC 4 on 1 January                   (145)                    -
                                                      2006

---------------     -------------    -------------                                                --------------      --------------
        (881)           (1,399)            (961)      Net debt at end of the period                      (881)                (961)
===============     =============    =============                                                ==============      ==============



                                                                                                          2006                 2005
                                                                                                      (pound)m             (pound)m
The adoption of IAS 32, IAS 39 and IFRIC 4 may be further analysed below:
Reclassification of non-returnable proceeds from the securitisation programme                                -                (275)
Reclassification of equity element of convertible debt and accretion of interest thereon                     -                   15
Reclassification of minority preference shares                                                               -                  (8)
Capitalisation of supply agreements under IFRIC 4                                                        (145)                    -
                                                                                                  --------------      --------------
                                                                                                         (145)                (268)
                                                                                                  ==============      ==============

Analysis of net debt

                                                                                Unaudited            Unaudited              Audited
                                                                             30 Sept 2006           1 Oct 2005          31 Dec 2005
                                                                                 (pound)m             (pound)m             (pound)m

Cash and short term deposits (excluding bank overdrafts)                              733                  917                  871
Bank overdrafts                                                                      (31)                (237)                 (46)
Long term borrowings                                                              (1,109)              (1,294)              (1,275)
Other loans                                                                         (315)                (316)                (336)
Obligations under finance leases                                                    (159)                 (31)                 (35)
                                                                             --------------       --------------      --------------
                                                                                    (881)                (961)                (821)
                                                                             ==============       ==============      ==============



                                 Corus Group plc 2006 Third Quarter Results   14

Supplementary information

                                                                                                       Unaudited          Restated
                                       Restated                                                         9 months         unaudited
    Unaudited          Unaudited      unaudited                                                       to 30 Sept       9 months to
      Q3 2006            Q2 2006        Q3 2005                                                             2006        1 Oct 2005
     (pound)m           (pound)m       (pound)m                                                         (pound)m          (pound)m
                                                    1.a Turnover by division
        1,356              1,333          1,195        Strip Products                                      4,029             3,919
          652                702            597        Long Products                                       2,002             2,041
          834                760            696        Distribution & Building Systems                     2,274             2,281
           80                 28             24        Aluminium - continuing operations                     138                72
           23                 22             22        Central & other                                        70                56
---------------    -------------    -------------                                                    -------------    -------------

        2,945              2,845          2,534        Gross turnover: continuing operations               8,513             8,369
        (456)              (440)          (408)        Less: intra-group turnover                        (1,330)           (1,411)
---------------    -------------    -------------                                                    -------------    -------------
        2,489              2,405          2,126        Group turnover: continuing operations               7,183             6,958
===============    =============    =============                                                    =============    =============


                                                       comprising:
        1,080              1,086            946        Strip Products                                      3,248             3,135
          511                547            470        Long Products                                       1,568             1,513
          821                746            690        Distribution & Building Systems                     2,236             2,238
           75                 24             19        Aluminium - continuing operations                     124                60
            2                  2              1        Central & other                                         7                12
---------------    -------------    -------------                                                    -------------    -------------
        2,489              2,405          2,126        Group turnover: continuing operations               7,183             6,958
===============    =============    =============                                                    =============    =============

           96                303            257        Turnover: discontinued operations                     687               758
===============    =============    =============                                                    =============    =============


                                                    1.b Group turnover by destination
          696                697            630        UK                                                  2,073             2,073
        1,275              1,277          1,085        Europe (excluding UK)                               3,794             3,617
          233                191            165        North America                                         584               505
          285                240            246        Other areas                                           732               763
---------------    -------------    -------------                                                    -------------    -------------
        2,489              2,405          2,126        Group turnover: continuing operations               7,183             6,958
===============    =============    =============                                                    =============    =============




                                 Corus Group plc 2006 Third Quarter Results   15

                                                                                                       Unaudited          Restated
                                         Restated                                                       9 months         unaudited
    Unaudited          Unaudited        unaudited                                                     to 30 Sept       9 months to
      Q3 2006            Q2 2006          Q3 2005                                                           2006        1 Oct 2005
           Kt                 Kt               Kt                                                             Kt                Kt
                                                    2.a Sales volume by division
        2,802              2,927          2,715        Strip Products                                      8,698             8,441
        1,711              1,933          1,659        Long Products                                       5,496             5,387
        1,713              1,719          1,600        Distribution & Building Systems                     4,894             4,937
           49                 21             23        Aluminium - continuing operations                      92                73
            -                  -              -        Central & other                                         -                 -
---------------    -------------    -------------                                                    -------------    -------------

        6,275              6,600          5,997        Gross sales volume                                 19,180            18,838
      (1,053)            (1,128)        (1,175)        Less: intra-group                                 (3,329)           (3,984)
---------------    -------------    -------------                                                    -------------    -------------
        5,222              5,472          4,822        Group sales volume: continuing operations          15,851            14,854
===============    =============    =============                                                    =============    =============

                                                       comprising:

        2,176              2,315          2,019        Strip Products                                      6,782             6,454
        1,312              1,461          1,206        Long Products                                       4,184             3,539
        1,685              1,677          1,577        Distribution & Building systems                     4,796             4,793
           49                 19             20        Aluminium - continuing operations                      89                68
            -                  -              -        Central & other                                         -                 -
---------------    -------------    -------------                                                    -------------    -------------
        5,222              5,472          4,822        Group sales volume: continuing operations          15,851            14,854
===============    =============    =============                                                    =============    =============

           37                136            123        Group sales volume: discontinued                      306               398
                                                       operations
===============    =============    =============                                                    =============    =============


                                                    2.b Group sales volume by destination
        1,362              1,499          1,294          UK                                                4,378             4,150
        2,553              2,851          2,358          Europe (excluding UK)                             8,148             7,588
          521                401            348          North America                                     1,269             1,092
          786                721            822          Other areas                                       2,056             2,024
---------------    -------------    -------------                                                    -------------    -------------
        5,222              5,472          4,822        Group sales volume: continuing operations          15,851            14,854
===============    =============    =============                                                    =============    =============





                                 Corus Group plc 2006 Third Quarter Results   16

                                                                                                       Unaudited          Restated
                                       Restated                                                         9 months         unaudited
    Unaudited        Unaudited        unaudited                                                       to 30 Sept       9 months to
      Q3 2006          Q2 2006          Q3 2005                                                             2006        1 Oct 2005
     (pound)m         (pound)m         (pound)m                                                         (pound)m          (pound)m
                                                    3.  Total operating costs

        1,249            1,192              911        Raw materials & consumables                         3,512             2,983
          206              193              220        Maintenance costs (excluding own                      587               610
                                                       labour)
          367              388              338        Other external charges                              1,165             1,064
          390              403              394        Employment costs                                    1,098             1,259
           70               67               72        Depreciation & amortisation (net of                   206               212
                                                       grants released)
           80              112               86        Other operating costs                                 328               365
         (21)             (70)               47        Changes in inventory                                (142)              (57)
          (7)              (5)              (8)        Own work capitalised                                 (16)              (20)
         (12)             (10)              (9)        Profit on disposal of property, plant                (33)              (17)
                                                       and equipment
          (4)                6                -        (Profit)/loss on disposal of group                      2               (1)
                                                       undertakings
---------------     ------------     ------------                                                    -------------    -------------
        2,318            2,276            2,051                                                            6,707             6,398
===============     ============     ============                                                    =============    =============

                                                    4.  Restructuring, impairment and disposals

                                                       As included in total operating costs:

            2                2                6        Redundancy and related costs                            9                23
            -                -                -        Impairment losses related to property,                  -                 2
                                                       plant and equipment
            3                -                -        Impairment losses related to                            3                 -
                                                       intangible assets
            -                -                -        Other asset write-downs                                 -                 1
            8              (1)                -        Other rationalisation costs                             8                 4
---------------     ------------     ------------                                                    -------------    -------------
           13                1                6                                                               20                30

         (12)             (10)              (9)        Profit on disposal of property, plant                (33)              (17)
                                                       and equipment
          (4)                6                -        (Profit)/loss on disposal of group                      2               (1)
                                                       undertakings
---------------     ------------     ------------                                                    -------------    -------------
          (3)              (3)              (3)        Net restructuring, impairment and                    (11)                12
                                                       disposals (credit)/charge
===============     ============     ============                                                    =============    =============

                                                       comprising:

            8                6                4        Strip Products                                         15                 7
          (2)              (8)              (2)        Long Products                                         (7)                12
            1              (1)              (5)        Distribution & Building Systems                       (9)               (3)
            -                -                -        Aluminium - continuing operations                       -                 -
                                                       Central & other
         (10)
                             -                -                                                             (10)               (4)
---------------     ------------     ------------                                                    -------------    -------------
          (3)              (3)              (3)                                                             (11)                12
===============     ============     ============                                                    =============    =============



                                 Corus Group plc 2006 Third Quarter Results   17


                                                                                                       Unaudited          Restated
                                       Restated                                                         9 months         unaudited
    Unaudited          Unaudited      unaudited                                                       to 30 Sept       9 months to
      Q3 2006            Q2 2006        Q3 2005                                                             2006        1 Oct 2005
     (pound)m           (pound)m       (pound)m                                                         (pound)m          (pound)m

                                                    5. Group operating result

                                                       After restructuring, impairment and
                                                       disposals:
          112                 81             93        Strip Products                                        298               500
           13                 34              5        Long Products                                          18                96
           29                 19              6        Distribution & Building Systems                        60                34
          (4)               (11)           (23)        Aluminium - continuing operations                    (16)               (9)
           21                  6            (6)        Central & other                                       116              (61)
---------------    -------------    -------------                                                    -------------    -------------
          171                129             75                                                              476               560
===============    =============    =============                                                    =============    =============


                                                       Before restructuring, impairment and
                                                       disposals:
          120                 87             97        Strip Products                                        313               507
           11                 26              3        Long Products                                          11               108
           30                 18              1        Distribution & Building Systems                        51                31
          (4)               (11)           (23)        Aluminium - continuing operations                    (16)               (9)
           11                  6            (6)        Central & other                                       106              (65)
---------------    -------------    -------------                                                    -------------    -------------
          168                126             72                                                              465               572
===============    =============    =============                                                    =============    =============


                                                    6. Financing items

                                                       Interest expense:
         (20)               (24)           (29)        - Bank and other borrowings                          (70)              (85)
            -                  -              -        - Premium on redemption of debenture                 (87)                 -
                             (2)                       - Accretion of convertible bonds                      (5)               (6)
          (1)                               (2)
          (2)                (3)              -        - Finance leases                                      (7)               (1)
           -                 (3)              -        Fair value losses - convertible bond                 (14)                 -
                                                       equity options
---------------    -------------    -------------                                                    -------------    -------------
         (23)               (32)           (31)        Finance costs                                       (183)              (92)
---------------    -------------    -------------                                                    -------------    -------------

            -                  -              -        Other investment income                                 5                 -
            6                  4             10        Interest income                                        17                21
            -                  -              -        Fair value gains - convertible bond                     -                 3
                                                       equity options
---------------    -------------    -------------                                                    -------------    -------------
            6                  4             10        Finance income                                         22                24
---------------    -------------    -------------                                                    -------------    -------------

         (17)               (28)           (21)                                                            (161)              (68)
===============    =============    =============                                                    =============    =============


                                                    7. Taxation

            -                 -               -        UK corporation tax                                      -                -
            1               (13)              1        Overseas prior year charge/(credit)                  (11)              (6)
           40                 25             38        Overseas taxes                                         87              122
---------------     -------------    -------------                                                   -------------    -------------
           41                 12             39        Current tax                                            76              116
            -                  -              -        UK deferred tax                                         -                -
            5                 21           (18)        Overseas deferred tax                                  31                4
---------------     -------------    -------------                                                   -------------    -------------
           46                 33             21                                                              107              120
===============     =============    =============                                                   =============    =============

Deferred tax assets amounting to (pound)165m have been recognised at 30 September 2006 (December 2005: (pound)172m). Deferred tax assets have not been recognised in respect of losses with a value of (pound)1,419m (December 2005:
(pound)1,471m) of which (pound)1,154m (December 2005: (pound)1,063m) are UK losses.




                                 Corus Group plc 2006 Third Quarter Results   18

8. Profit after taxation - discontinued operations
On 1 August 2006, the Group announced that it had completed the sale of its aluminium rolled products and extrusions businesses. In accordance with IFRS 5, as explained on page 2 of this report, these businesses have been classed as discontinued operations. The results of these operations are as follows:

                                                                                                       Unaudited          Restated
                                         Restated                                                       9 months         unaudited
 Unaudited Q3         Unaudited Q2      unaudited                                                     to 30 Sept       9 months to
         2006                 2006        Q3 2005                                                           2006        1 Oct 2005
     (pound)m             (pound)m       (pound)m                                                       (pound)m          (pound)m

           96                303            257        Turnover (external to Corus)                          687               758
         (90)              (293)          (229)        Operating costs (net of trading                     (652)             (732)
                                                       within the Group)
---------------      -------------    -------------                                                  -------------    -------------
            6                 10             28        Operating profit                                       35                26
            -                  -            (1)        Finance costs                                         (2)               (3)
---------------      -------------    -------------                                                  -------------    -------------
            6                 10             27        Profit before taxation                                 33                23
          (1)                (1)            (9)        Taxation                                              (7)               (8)
---------------      -------------    -------------                                                  -------------    -------------
            5                  9             18        Profit after taxation from                             26                15
                                                       discontinued operations
           20                  -              -        Gain on disposal of discontinued                       20                 -
                                                       operations (see note 9)
---------------      -------------    -------------                                                  -------------    -------------
           25                  9             18        Total profit after taxation from                       46                15
                                                       discontinued operations
===============      =============    =============                                                  =============    =============


                                                                                                       Unaudited        Unaudited
                                                                                                        9 months         9 months
9. Gain on disposal of discontinued operations*                                                       to 30 Sept       to 30 Sept
                                                                                                            2006             2006
                                                                                                        (pound)m         (pound)m

Net assets disposed of                                                                                                      (360)

Consideration satisfied by:
Gross consideration                                                                                          566
Deduction for pension liabilities                                                                           (67)
Deduction for minorities and net debt                                                                       (21)
                                                                                                     -------------
Cash proceeds received                                                                                       478
Applied for settlement of internal indebtedness                                                             (63)
                                                                                                     -------------
Cash consideration for disposal during the period                                                                             415
Related goodwill                                                                                                             (14)
Cash flow hedge reserves transferred on disposal                                                                               12
Tax on cash flow hedge reserves transferred on disposal                                                                       (8)
Cumulative foreign exchange adjustments transferred on disposal                                                                 1
Transaction fees                                                                                                             (10)
Other costs arising on the disposal                                                                                          (16)
                                                                                                                      -------------
Gain on disposal                                                                                                               20
                                                                                                                      =============

Net cash flow arising on disposal:
Cash proceeds received                                                                                       478
Applied for settlement of internal indebtedness                                                             (63)
                                                                                                     -------------
Cash consideration for disposals during the period                                                                            415
Transaction fees                                                                                                             (10)
Cash and cash equivalents disposed of                                                                                        (22)
                                                                                                                      -------------
                                                                                                                              383
                                                                                                                      =============

* Under the terms of the share purchase agreement, the final consideration payable and profit on disposal remain subject to a net working capital adjustment to be agreed as part of the completion accounts.


                                 Corus Group plc 2006 Third Quarter Results   19

                                                                                                                         Restated
                                                                                                       Unaudited        unaudited
                                         Restated                                                       9 months         9 months
    Unaudited          Unaudited        unaudited                                                     to 30 Sept         to 1 Oct
      Q3 2006            Q2 2006          Q3 2005                                                           2006             2005
     (pound)m           (pound)m         (pound)m                                                       (pound)m         (pound)m
                                                   10.  Reconciliation of cash generated
                                                       from operations
          142                 82             50        Profit after taxation                                 269              387
                                                       Adjustments for:
           47                 34             30        Tax                                                   114              128
           70                 67             76        Depreciation & amortisation (net of                   216              238
                                                       grants released)
         (36)                (4)            (9)        Profit on disposals                                  (51)             (18)
          (6)                (4)           (10)        Interest income                                      (22)             (24)
           23                 32             32        Interest expense                                      185               95
          (9)                (5)              1        Share of results of joint ventures                   (15)                -
                                                       and associates
            3                  3              3        Other non-cash items                                   10                8
           10                  1              6        Restructuring costs (excluding                         17               28
                                                       impairment losses related to
                                                       property, plant and equipment)
         (16)                (9)           (13)        Utilisation of rationalisation                       (49)             (39)
                                                       provisions
         (25)               (97)             79        Movement in inventories                             (254)            (201)
         (32)               (74)            185        Movement in receivables                             (332)              (2)
           15                 81           (82)        Movement in payables                                  170               15
         (17)               (27)              1        Movement in retirement benefit                      (153)                -
                                                       assets and obligations
          (1)                  2            (3)        Movement in contract advances                         (1)               34
          (4)                (8)              2        Other movements (net)                                (22)              (1)
---------------      -------------    -------------                                                  -------------    -------------
          164                 74            348        Net cash flow generated from                           82              648
                                                       operations
===============      =============    =============                                                  =============    =============


                                                   11. Capital expenditure
           95                 84             88        Purchase of property, plant and                       281               269
                                                       equipment
           10                  3              5        Movement in capital creditors                        (11)               (9)
            5                  -              -        New finance leases                                      5                 -
---------------      -------------    -------------                                                  -------------    -------------
          110                 87             93                                                              275               260
===============      =============    =============                                                  =============    =============

                                                   12. Reconciliation of Group operating
                                                       profit to EBITDA before
                                                       restructuring, impairment and
                                                       disposals
          171                129             75        Group operating profit                                476               560
           13                  1              6        Restructuring costs                                    20                30
          (16)               (4)            (9)        Profit on disposals                                  (31)              (18)
---------------      -------------    -------------                                                  -------------    -------------
          168                126             72        Underlying operating profit                           465               572
                                                       Depreciation & amortisation (net of
                                                       grants released and excluding
                                                       impairment losses related to
           67                 67             72        property, plant and equipment and                     203               210
                                                       intangible assets)
---------------      -------------    -------------                                                  -------------    -------------
          235                193            144        EBITDA before restructuring,                          668               782
                                                       impairment and disposals: continuing
                                                       operations
===============      =============    =============                                                  =============    =============
                                                       comprising:
          165                135            139        Strip Products                                        449               639
           28                 42             19        Long Products                                          60               157
           34                 23              6        Distribution & Building Systems                        65                46
          (4)               (11)           (17)        Aluminium - continuing operations                    (16)              (1)
           12                  4            (3)        Central & other                                       110             (59)
---------------      -------------    -------------                                                  -------------    -------------
                             193            144        EBITDA before restructuring,                          668              782
          235                                          impairment and disposals: continuing
                                                       operations
===============      =============    =============                                                  =============    =============
            6                 10             32        EBITDA before restructuring,                           45               52
                                                       impairment and disposals:
                                                       discontinued operations
===============      =============    =============                                                  =============    =============


                                 Corus Group plc 2006 Third Quarter Results   20

                                                                        Unaudited             Unaudited              Unaudited
                                                                          Q3 2006                  2005                Q3 2005

13. Employees (to the nearest '00)                                         Number                Number                 Number

      Average weekly numbers employed:
      UK                                                                   23,600                24,300                 24,300
      Netherlands                                                          11,400                11,300                 11,300
      Germany                                                               2,600                 5,700                  5,700
      Other countries                                                       5,000                 6,900                  6,900
                                                                 ------------------    ------------------     ------------------
                                                                           42,600                48,200                 48,200
                                                                 ==================    ==================     ==================



      Numbers employed at end of period:
      UK                                                                   23,700                24,000                 24,200
      Netherlands                                                          11,400                11,400                 11,400
      Germany                                                               1,800                 4,900                  5,700
      Other countries                                                       4,200                 7,000                  7,000
                                                                 ------------------    ------------------     ------------------
                                                                           41,100                47,300                 48,300
                                                                 ==================    ==================     ==================
      Comprising:

      Strip Products                                                       21,200                22,500                 22,600
      Long Products                                                        11,700                11,800                 12,800
      Distribution & Building Systems                                       5,700                 5,700                  5,900
      Aluminium                                                               900                 5,700                  5,700
      Central & other                                                       1,600                 1,600                  1,300
                                                                 ------------------    ------------------     ------------------
                                                                           41,100                47,300                 48,300
                                                                 ==================    ==================     ==================


14. Earnings per share
Earnings per share for continuing and discontinued operations is presented below. Earnings represent profit after taxation after deducting minority interests.

                                                                                                                          Restated
                                                                                                      Unaudited           unaudited
     Unaudited                            Restated                                                     9 months            9 months
       Q3 2006         Unaudited         unaudited                                                        to 30            to 1 Oct
         Pence           Q2 2006           Q3 2005                                                    Sept 2006                2005
                           Pence             Pence                                                        Pence               Pence
                                                         Earnings per share - continuing
                                                         operations
         12.97              8.28              2.50       Basic earnings per ordinary share                24.30              40.65
================    ==============    ==============                                                 =============    ==============
         12.30              7.40              2.60       Diluted earnings per ordinary share              24.50              37.90
================    ==============    ==============                                                 =============    ==============

                                                         Earnings per share - discontinued
                                                         operations
          2.79              0.81              3.00       Basic earnings per ordinary share                 5.15               2.65
================    ==============    ==============                                                 =============    ==============
          2.54              0.68              2.70       Diluted earnings per ordinary share               4.67               2.40
================    ==============    ==============                                                 =============    ==============

At Corus' AGM on 9 May 2006, shareholders approved the consolidation of Corus' existing share capital. One new ordinary share of 50 pence has now been issued for every 5 existing ordinary shares of 10 pence. Earnings per share has been restated on this basis. On 6 October 2006, a 2006 interim dividend of 2.75 pence per share was paid at a total cost of (pound)25m.







                                 Corus Group plc 2006 Third Quarter Results   21

Principal divisional activities                                                            Appendix 1

-----------------------------------------------------------------------------------------------------------------------------------

Strip Products Division

Corus Strip Products IJmuiden and                  Corus Tubes                              Corus Special Strip
Corus Strip Products UK                            Steel tubes, hollow sections, line       Plated precision strip products with
Hot rolled steel strip and cold rolled             pipe and pipeline project                specialist finishes
and metallic coated steel                          management

Corus Packaging Plus                               Corus Colors                             Cogent Power
Light gauge coated steel for packaging and         Pre-finished steels                      Electrical steels and transformer
non-packaging applications                                                                  cores

-----------------------------------------------------------------------------------------------------------------------------------

Long Products Division

Corus Construction & Industrial                    Corus Rail                               Downstream businesses
Plate, sections, wire rod and semi-                Railway products, design and             Custom designed hot rolled special
finished steel                                     consultancy, rail infrastructure         steel profiles, hot and cold narrow
                                                   contracting                              strip

Corus Engineering Steels                                                                    Teesside Cast Products
Engineering billet, rolled and bright bar                                                   Slab and bloom

-----------------------------------------------------------------------------------------------------------------------------------

Distribution and Building
Systems Division

Corus Distribution and                             Corus International                      Corus Consulting
Building Systems                                   Tailored product and service             Consultancy, technology, training
Service centres, further material processing       solutions for international projects     and operational assistance to the steel
and building systems                               and international trade                  and aluminium industries

-----------------------------------------------------------------------------------------------------------------------------------

Aluminium Division

Corus Primary Aluminium
Extrusion billets, slabs and ingots



                                 Corus Group plc 2006 Third Quarter Results   22

Certain forward-looking statements
The Interim results for the first nine months of 2006 contains certain forward-looking statements. These statements are subject to risks and uncertainties because they relate to events that may or will occur in the future and could cause actual results to differ materially from those expressed. Many of these risks and uncertainties relate to factors that are beyond Corus' ability to control or estimate precisely, such as future market and economic conditions, the actions of competitors, operational problems and the actions of government regulators. Although Corus believes that the expectations reflected in such forwardlooking statements are reasonable, no assurance can be given that such expectations will prove to be correct. Corus undertakes no obligation to update or publicly revise forward-looking statements. All written, oral and electronic forward looking-statements attributable to Corus or persons acting on behalf of Corus are expressly qualified in their entirety by this cautionary statement.